9/23/03



SECU 03051181 MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34070 |

AUG 29 2003

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harrison Douglas, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5303 E. Evans Avenue, Suite 201
(No. and Street)

| Denver | Colorado | 80222 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hrynik (303) 584-0821
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

| 4155 E. Jewell Avenue, Suite 307 | Denver | Colorado | 80222 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Douglas W. Schriner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harrison Douglas, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RHONDA SCHRINER
NOTARY PUBLIC
STATE OF COLORADO


My Commission Expires Dec. 13, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## HARRISON DOUGLAS, INC.

## TABLE OF CONTENTS


| | Page |
|---|---|
| Independent Auditors' Report | 3 |
| Statement of Financial Condition | 4 |
| Statement of Operations | 5 |
| Statement of Changes in Shareholder's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8-10 |
| Supplementary Schedule:<br>Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 | 11 |
| Independent Auditors' Report on Internal Accounting Control | 12-13 |


SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Harrison Douglas, Inc.

We have audited the accompanying statement of financial condition of Harrison Douglas, Inc. as of June 30, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Douglas, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
August 12, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C.
SECTION

HARRISON DOUGLAS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2003

HARRISON DOUGLAS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 10 934 |
| Commissions receivable | | 6 332 |
| Deposit with clearing broker | | 10 115 |
| Investments | | 13 200 |
| Furniture and equipment, net of accumulated depreciation of $4,379 | | 2 544 |
| Other assets | | 750 |
| | **$** | **43 875** |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ | 762 |
| Commissions and related payables | | 10 380 |
| *TOTAL LIABILITIES* | | 11 142 |
| **COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)** | | |
| **SHAREHOLDER'S EQUITY (Note 3):** | | |
| Common stock, no par value; 10,000 shares authorized; 9,500 shares issued and outstanding | | 7 500 |
| Additional paid-in capital | | 160 643 |
| Deficit | | (135 410) |
| *TOTAL SHAREHOLDER'S EQUITY* | | 32 733 |
| | **$** | **43 875** |

The accompanying notes are an integral part of this statement.

## HARRISON DOUGLAS, INC.

## STATEMENT OF OPERATIONS
## YEAR ENDED JUNE 30, 2003

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ | 312 243 |
| Consulting fees | | 353 872 |
| Other income | | 87 163 |
| ***Total revenue*** | | 753 278 |
| **EXPENSES:** | | |
| Commissions | | 594 666 |
| Clearing charges | | 25 983 |
| Occupancy and equipment costs | | 12 236 |
| Salaries and payroll taxes | | 34 225 |
| General and administrative | | 43 903 |
| Professional fees | | 8 817 |
| Travel and entertainment | | 15 893 |
| ***Total expenses*** | | 735 723 |
| **NET INCOME** | **$** | **17 555** |

... integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2003

| | Common Stock | Additional Paid-In Capital | Deficit | Total Shareholder's Equity |
|---|---|---|---|---|
| **BALANCES, June 30, 2002** | $ 7 500 | $ 160 643 | $ (138 848) | $ 29 295 |
| Dividends | - | - | (14 117) | (14 117) |
| Net income | - | - | 17 555 | 17 555 |
| **BALANCES, June 30, 2003** | **$ 7 500** | **$ 160 643** | **$ (135 410)** | **$ 32 733** |

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2003

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 17 555 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 1 509 |
| Increase in commissions receivable | | (3 169) |
| Increase in deposit with clearing broker | | (66) |
| Increase in investments | | (13 200) |
| Decrease in other assets | | 1 600 |
| Decrease in commissions and related payables | | (90) |
| Decrease in payable to clearing broker | | (1 152) |
| Decrease in accounts payable | | (1 296) |
| *Net cash provided by operating activities* | | 1 691 |
| **CASH FLOWS USED IN FINANCING ACTIVITIES:** | | |
| Dividends | | (14 117) |
| **NET DECREASE IN CASH** | | (12 426) |
| **CASH, at beginning of year** | | 23 360 |
| **CASH, at end of year** | **$** | **10 934** |

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

NOTES TO FINANCIAL STATEMENTS

## *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Harrison Douglas, Inc. (the Company) was incorporated in Colorado in 1996 and operates as a securities broker-dealer mainly in mutual funds, variable annuities and direct placements. The Company is a wholly-owned subsidiary of Harrison Douglas Financial, Inc.

The Company, under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides for depreciation of furniture and equipment on the straight-line method based on useful lives of three to five years.

For purposes of the statement of cash flows, cash includes deposits in commercial bank accounts and money market funds.

The Company and its parent file a consolidated federal income tax return. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

HARRISON DOUGLAS, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

## *NOTE 2 - INCOME TAXES*

The Company has an unused net operating loss carryforward for income tax and financial reporting purposes of approximately $109,000 available to offset future income, which expires through 2021. This net operating loss carryforward may result in future income tax benefits of approximately $26,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. The valuation allowance decreased by $1,600 during the year ended June 30, 2003.

## *NOTE 3 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2003, the Company had net capital and net capital requirements of $16,009 and $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .70 to 1. According to rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2007. Future minimum rental payments under these leases are approximately as follows:

| Year Ended June 30, | Amount |
|---|---|
| 2004 | $ 15 350 |
| 2005 | 6 770 |
| 2006 | 2 350 |
| 2007 | 1 960 |
| **Total** | **$ 26 430** |

The Company incurred rental expense of $11,985 during the year ended June 30, 2003.

In addition, the Company is provided the use of certain furniture and equipment at no cost from its parent.

HARRISON DOUGLAS, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

*NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in mutual funds and variable annuities which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's financial instruments, including cash, receivables, and deposit with its clearing broker are carried at amounts that approximate fair value. Payables and other liabilities are carried at amounts that approximate fair value.

The Company has a deposit with its clearing broker. This deposit is not covered by SIPC and is subject to loss should the clearing broker cease business.

# SUPPLEMENTARY INFORMATION

## HARRISON DOUGLAS, INC.

### COMPUTATION OF NET CAPITAL
### PURSUANT TO NET CAPITAL RULE 15c3-1
### JUNE 30, 2003

| | | |
|---|---|---|
| **CREDIT:** | | |
| Shareholder's equity | $ | 32 733 |
| | | |
| **DEBITS:** | | |
| Nonallowable assets: | | |
| Furniture and equipment, net | | 2 544 |
| Other assets and other deductions | | 13 950 |
| ***Total debits*** | | 16 494 |
| | | |
| **NET CAPITAL BEFORE HAIRCUTS** | | 16 239 |
| | | |
| Haircut on money market funds | | 230 |
| | | |
| **NET CAPITAL** | | 16 009 |
| | | |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $11,142 or $5,000, whichever is greater | | 5 000 |
| | | |
| **EXCESS NET CAPITAL** | **$** | **11 009** |
| | | |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable | $ | 762 |
| Commissions and related payables | | 10 380 |
| | | |
| **TOTAL AGGREGATE INDEBTEDNESS** | **$** | **11 142** |
| | | |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **0.70 to 1** |

Note: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Harrison Douglas, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Harrison Douglas, Inc. for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harrison Douglas, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing broker. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Harrison Douglas, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

In addition, our review indicated that Harrison Douglas, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2003.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
August 12, 2003